Exhibit 99.1

NEWS RELEASE
July 25th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 21.50 METERS OF 2.2 G/T AUEQ AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The 2013 drill program is focussed on expanding the known resource immediately along strike to known mineralisation, adjacent to the current resource shell and within what is considered a potential pit shell. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-265                                CHEMALACO ZONE
43.40 meters @ 0.50 g/t gold and 9.2 g/t silver (0.7 g/t gold equivalent)
Including 6.60 meters @ 2.15 g/t gold and 11.6 g/t silver (2.4 g/t gold equivalent)

Hole TU-13-268                                CHEMALACO ZONE
12.50 meters @ 0.56 g/t gold and 91.4 g/t silver (2.4 g/t gold equivalent)

Hole TU-13-269                                EASTERN VOLCANICLASTICS
33.50 meters @ 0.83 g/t gold and 2.4 g/t silver (0.9 g/t gold equivalent)

Hole TU-13-272                                CHEMALACO ZONE
9.50 meters @ 0.41 g/t gold and 114.0 g/t silver (2.7 g/t gold equivalent)

Hole TU-13-278                                CHEMALACO ZONE
33.00 meters @ 0.83 g/t gold and 37.3 g/t silver (1.6 g/t gold equivalent)

Hole TU-13-279                                CHEMALACO ZONE
14.62 meters @ 1.15 g/t gold and 54.9 g/t silver (2.2 g/t gold equivalent)

Hole TU-13-281                                CHEMALACO ZONE
119.50 meters @ 0.57 g/t gold and 24.0 g/t silver (1.0 g/t gold equivalent)
Including 21.50 meters @ 1.13 g/t gold and 54.7 g/t silver (2.2 g/t gold equivalent)

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Chemalaco Zone however overall the zone is currently interpreted to be dipping to the west and striking roughly north-south.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	Section
TU-13-265	488.40	531.80	43.40	0.50	9.2	0.7	34	50050N
including	500.60	507.20	6.60	2.15	11.6	2.4	119
including	504.20	507.20	3.00	3.36	17.1	3.7	185
TU-13-265	539.00	545.00	6.00	0.07	22.2	0.5	26
TU-13-265	550.30	558.00	7.70	0.07	28.1	0.6	32
TU-13-267	28.00	44.50	16.50	0.22	2.7	0.3	14	10900E
TU-13-267	79.00	164.40	85.40	0.33	8.7	0.5	25
including	155.85	157.45	1.60	0.40	57.0	1.5	77
including	162.00	163.40	1.40	0.95	25.8	1.5	73
TU-13-267	175.65	185.95	10.30	0.45	5.8	0.6	28
TU-13-267	194.30	198.00	3.70	0.19	15.3	0.5	25
TU-13-268	41.30	56.25	14.95	0.05	11.5	0.3	14	50050N
TU-13-268	61.25	120.50	59.25	0.11	41.1	0.9	47
including	74.90	79.75	4.85	0.25	126.9	2.8	140
including	103.00	106.00	3.00	0.23	81.2	1.9	93
TU-13-268	133.00	138.00	5.00	0.03	22.3	0.5	24
TU-13-268	151.50	208.00	56.50	0.36	42.0	1.2	60
including	166.00	178.50	12.50	0.56	91.4	2.4	119
including	166.00	167.50	1.50	0.74	223.7	5.2	261
including	192.00	199.50	7.50	0.75	51.6	1.8	89
TU-13-268	222.75	239.00	16.25	0.08	14.6	0.4	19
TU-13-269	87.50	121.00	33.50	0.83	2.4	0.9	44	10900E
including	93.50	102.00	8.50	1.34	1.9	1.4	69
including	107.00	110.50	3.50	1.13	2.5	1.2	59
TU-13-269	131.00	147.00	16.00	0.32	4.5	0.4	20
TU-13-271	87.00	121.50	34.50	0.19	4.5	0.3	14	10900E
TU-13-271	136.00	217.00	81.00	0.34	6.4	0.5	23
including	203.00	207.60	4.60	1.53	34.4	2.2	111
TU-13-272	48.00	138.50	90.50	0.20	31.4	0.8	42	50050N
including	66.05	70.20	4.15	0.44	49.5	1.4	72
including	77.50	84.80	7.30	0.29	71.1	1.7	86
including	112.75	119.75	7.00	0.43	40.1	1.2	62
including	129.00	138.50	9.50	0.41	114.0	2.7	134
TU-13-272	146.00	161.00	15.00	0.22	47.1	1.2	58
including	147.00	148.50	1.50	0.65	252.7	5.7	285
TU-13-272	187.00	193.50	6.50	0.11	11.5	0.3	17
TU-13-272	220.00	231.00	11.00	0.14	9.5	0.3	16
TU-13-273	75.59	84.50	8.91	0.18	5.4	0.3	14	10900E
TU-13-273	93.50	153.00	59.50	0.32	3.7	0.4	20
TU-13-275	68.50	84.00	15.50	0.15	10.6	0.4	18	50050N
TU-13-275	105.00	112.00	7.00	0.11	15.8	0.4	21
TU-13-275	120.00	134.50	14.50	0.18	6.2	0.3	15
TU-13-275	149.00	227.00	78.00	0.39	23.8	0.9	44
including	164.50	193.50	29.00	0.43	43.3	1.3	65
TU-13-275	254.00	258.00	4.00	0.01	13.5	0.3	14
TU-13-276	120.50	128.50	8.00	0.07	8.1	0.2	12	50100N
TU-13-276	155.50	200.70	45.20	0.23	17.0	0.6	29
including	172.25	175.25	3.00	0.76	43.4	1.6	82
including	191.50	194.75	3.25	0.26	81.9	1.9	95
TU-13-277	63.00	77.00	14.00	0.17	1.7	0.2	10	49525N
TU-13-278	53.00	122.50	69.50	0.53	21.9	1.0	49	49925N
including	71.00	104.00	33.00	0.83	37.3	1.6	79
including	71.00	81.00	10.00	1.19	56.7	2.3	116
TU-13-278	162.00	167.00	5.00	0.10	10.6	0.3	15
TU-13-279	98.00	107.00	9.00	0.08	11.6	0.3	16	50100N
TU-13-279	122.50	145.50	23.00	0.30	15.2	0.6	30
TU-13-279	161.00	191.41	30.41	0.73	33.1	1.4	70
including	170.70	185.32	14.62	1.15	54.9	2.2	112
including	172.10	174.00	1.90	2.33	268.2	7.7	385
TU-13-280	53.40	122.00	68.60	0.45	13.7	0.7	36	49925N
including	68.50	82.50	14.00	1.21	39.4	2.0	100
TU-13-281	66.00	185.50	119.50	0.57	24.0	1.0	52	49925N
including	84.00	89.00	5.00	1.04	30.9	1.7	83
including	128.00	149.50	21.50	1.13	54.7	2.2	111
TU-13-281	197.50	209.70	12.20	0.42	49.8	1.4	71
including	200.00	201.75	1.75	1.26	177.6	4.8	240
TU-13-282	120.00	134.00	14.00	0.43	7.3	0.6	29	50100N
including	127.30	130.00	2.70	1.21	7.5	1.4	68
TU-13-282	141.00	200.00	59.00	0.23	19.9	0.6	32
including	160.00	164.30	4.30	0.44	97.2	2.4	119
including	195.00	198.00	3.00	0.91	17.2	1.2	63
TU-13-283	121.50	124.50	3.00	0.00	13.5	0.3	14	49925N
TU-13-284	90.70	100.00	9.30	0.03	21.7	0.5	23	50100N
TU-13-284	106.00	113.50	7.50	0.07	14.0	0.3	17
TU-13-284	140.00	152.45	12.45	0.25	24.9	0.7	38
including	149.50	151.00	1.50	0.21	104.3	2.3	115
TU-13-284	160.00	174.50	14.50	0.07	9.8	0.3	13
TU-13-286	117.00	128.00	11.00	0.04	16.2	0.4	18	49925N
TU-13-286	185.85	191.00	5.15	0.27	7.1	0.4	20
TU-13-286	201.50	209.70	8.20	0.13	6.5	0.3	13

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.

618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
619,600 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
REFERENCE LINE NE EXT
CALEVA ZONE
Section 50225N
Section 50150N
Section 50100N
Section 50050N
Section 50000N
Section 49925N
Section 49875N
Section 49825N
Section 49775N
Section 49525N
Section 10900E
NORTHEAST EXTENSION (CHEMALACO ZONE)
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
SCALE
0
200m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-025	208.00	272.00	64.00	0.34	14.6	0.6
TU-11-025	260.00	270.60	10.60	0.54	49.4	1.5
TU-12-140	36.90	95.00	58.10	0.54	6.7	0.7
TU-12-140	146.80	187.00	40.20	0.27	14.3	0.6
TU-12-143	27.42	79.70	52.28	0.48	4.5	0.6
including	53.00	67.00	14.00	0.82	1.8	0.9
including	59.00	63.50	4.50	1.07	1.7	1.1
TU-12-145	39.00	102.50	63.50	0.36	3.7	0.4
TU-12-145	151.00	170.00	19.00	0.74	369.1	8.1
including	153.40	164.40	11.00	1.09	580.7	11.7
including	153.40	169.00	15.60	0.83	443.6	9.7
including	157.60	164.40	6.80	1.13	860.7	18.3
TU-12-145	208.50	209.50	1.00	0.35	295.5	6.3
TU-12-145	223.80	271.70	47.90	0.79	41.2	1.6
TU-12-151	54.00	74.00	20.00	0.15	6.8	0.3
including	67.00	68.00	1.00	0.75	43.3	1.6
TU-12-151	97.00	117.00	20.00	0.20	7.1	0.3
including	114.00	117.00	3.00	0.33	13.2	0.6
TU-12-151	126.25	131.50	5.25	0.28	2.2	0.3
TU-12-184	90.00	104.00	14.00	0.43	6.2	0.6
TU-12-214	40.85	106.00	65.15	0.38	2.8	0.4
TU-12-214	181.10	201.70	20.60	0.13	31.3	0.8
including	193.25	195.50	2.25	0.13	145.5	3.0
TU-12-214	209.50	218.60	9.10	0.09	12.6	0.3
TU-12-214	228.50	307.50	79.00	0.20	70.5	1.6
including	249.00	277.00	28.00	0.33	126.6	2.9
including	261.60	275.00	13.40	0.45	215.2	4.8
including	269.50	272.00	2.50	0.90	901.9	18.9
including	286.50	298.20	11.70	0.20	119.0	2.6
including	293.60	297.60	4.00	0.30	263.0	5.6
including	301.50	305.00	3.50	0.29	74.2	1.8
TU-12-218	39.01	91.00	51.99	0.57	3.5	0.6
including	69.00	80.00	11.00	0.96	2.4	1.0
TU-13-267	28.00	44.50	16.50	0.22	2.7	0.3
TU-13-267	79.00	164.40	85.40	0.33	8.7	0.5
including	155.85	157.45	1.60	0.40	57.0	1.5
including	162.00	163.40	1.40	0.95	25.8	1.5
TU-13-267	175.65	185.95	10.30	0.45	5.8	0.6
TU-13-267	194.30	198.00	3.70	0.19	15.3	0.5
TU-13-269	87.50	121.00	33.50	0.83	2.4	0.9
including	93.50	102.00	8.50	1.34	1.9	1.4
including	107.00	110.50	3.50	1.13	2.5	1.2
TU-13-269	131.00	147.00	16.00	0.32	4.5	0.4
TU-13-271	87.00	121.50	34.50	0.19	4.5	0.3
TU-13-271	136.00	217.00	81.00	0.34	6.4	0.5
including	203.00	207.60	4.60	1.53	34.4	2.2
TU-13-273	75.59	84.50	8.91	0.18	5.4	0.3
TU-13-273	93.50	153.00	59.50	0.32	3.7	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
IXTACA NORTH ZONE
MAIN IXTACA ZONE
NORTHEAST EXTENSION (CHEMALACO ZONE)
TU-12-244
TU-12-235
TU-12-228
TU-12-180
TU-12-199
TU-12-151
TU-12-230
TU-12-204
TU-12-214
TU-12-218
TU-12-184
TU-12-145
TU-12-246
TU-12-140
TU-11-025
TU-13-267
TU-13-271
TU-13-273
TU-13-269
TU-12-221
TU-13-265
TU-12-215
TU-12-226
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Almaden Minerals
Section 10900E
Looking NE (+/- 25m)
0m
150m

Reference Line - NE-Extension
2400m
2200m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
MAIN IXTACA ZONE
TU-12-236B
TU-12-240
TU-12-236
TU-13-277
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 49525N
Looking NW (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-277	63.00	77.00	14.00	0.17	1.7	**0.2**

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-196	21.34	173.75	152.41	0.46	12.1	0.7
including	21.34	61.00	39.66	1.21	3.8	1.3
including	25.00	35.50	10.50	3.11	5.1	3.2
including	135.00	139.40	4.40	1.87	119.9	4.3
TU-12-196	185.00	189.80	4.80	0.27	32.4	0.9
TU-12-196	205.00	240.00	35.00	1.58	11.5	1.8
including	216.35	217.35	1.00	49.15	123.5	51.6
TU-12-196	354.25	358.25	4.00	0.35	8.4	0.5
TU-12-201	21.34	94.00	72.66	0.34	17.4	0.7
including	21.34	24.50	3.16	1.58	6.6	1.7
including	86.00	91.75	5.75	0.16	169.9	3.6
including	86.00	87.25	1.25	0.24	618.4	12.6
TU-12-201	143.00	155.70	12.70	0.14	39.7	0.9
TU-12-201	198.10	203.05	4.95	0.11	9.6	0.3
TU-12-201	209.80	245.85	36.05	0.27	15.1	0.6
including	209.80	212.30	2.50	2.65	134.9	5.4
TU-12-204	27.43	61.00	33.57	0.40	2.0	0.4
TU-12-204	95.00	102.60	7.60	0.17	16.5	0.5
TU-12-204	184.70	191.70	7.00	0.07	34.6	0.8
TU-12-204	258.35	270.80	12.45	0.13	9.7	0.3
TU-12-204	368.90	418.80	49.90	0.24	7.9	0.4
including	368.90	375.70	6.80	0.57	14.9	0.9
TU-12-204	423.80	428.30	4.50	0.26	4.4	0.4
TU-12-208	24.38	106.20	81.82	0.44	6.0	0.6
including	24.38	36.10	11.72	1.04	7.8	1.2
TU-12-208	120.60	160.00	39.40	1.45	113.8	3.7
including	128.60	134.85	6.25	8.44	624.8	20.9
including	128.60	131.10	2.50	19.75	1203.8	43.8
TU-12-208	172.00	233.80	61.80	0.24	11.8	0.5
including	229.50	232.00	2.50	2.07	30.8	2.7
TU-12-226	29.00	81.05	52.05	0.44	4.3	0.5
TU-12-226	243.00	250.00	7.00	0.04	21.9	0.5
TU-12-226	463.50	519.50	56.00	0.17	11.1	0.4
including	470.00	475.00	5.00	0.20	30.9	0.8
including	499.25	503.75	4.50	0.59	14.4	0.9
TU-13-278	53.00	122.50	69.50	0.53	21.9	1.0
including	71.00	104.00	33.00	0.83	37.3	1.6
including	71.00	81.00	10.00	1.19	56.7	2.3
TU-13-278	162.00	167.00	5.00	0.10	10.6	0.3
TU-13-280	53.40	122.00	68.60	0.45	13.7	0.7
including	68.50	82.50	14.00	1.21	39.4	2.0
TU-13-281	66.00	185.50	119.50	0.57	24.0	1.0
including	84.00	89.00	5.00	1.04	30.9	1.7
including	128.00	149.50	21.50	1.13	54.7	2.2
TU-13-281	197.50	209.70	12.20	0.42	49.8	1.4
including	200.00	201.75	1.75	1.26	177.6	4.8
TU-13-283	121.50	124.50	3.00	0.00	13.5	0.3
TU-13-286	117.00	128.00	11.00	0.04	16.2	0.4
TU-13-286	185.85	191.00	5.15	0.27	7.1	0.4
TU-13-286	201.50	209.70	8.20	0.13	6.5	0.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - NE-Extension
NORTHEAST EXTENSION (CHEMALACO ZONE)
MINERALIZED ASH LAYER
CLAY ALTERED ASH
2400m
2200m
2000m
NORTHEAST EXTENSION (CHEMALACO ZONE)
Intervals Greater than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 49925N
Looking NW (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-190	85.00	89.00	4.00	0.25	0.5	0.3
TU-12-190	100.00	112.00	12.00	0.17	1.9	0.2
TU-12-190	259.00	272.90	13.90	0.17	12.3	0.4
TU-12-190	278.85	321.00	42.15	1.06	47.4	2.0
including	293.50	300.50	7.00	1.34	72.0	2.8
including	306.00	317.80	11.80	1.67	71.7	3.1
including	310.00	314.00	4.00	2.45	116.4	4.8
TU-12-190	377.90	386.00	8.10	0.24	2.8	0.3
TU-12-194	83.50	87.50	4.00	0.46	2.8	0.5
TU-12-194	112.60	124.00	11.40	0.22	4.4	0.3
TU-12-194	272.50	279.50	7.00	0.15	40.9	1.0
TU-12-194	294.50	300.00	5.50	0.14	81.1	1.8
TU-12-194	313.00	371.80	58.80	1.04	19.4	1.4
including	317.60	347.00	29.40	1.63	23.9	2.1
TU-12-199	66.00	70.00	4.00	0.26	2.4	0.3
TU-12-199	91.00	93.80	2.80	0.19	3.0	0.2
TU-12-199	344.20	424.00	79.80	0.84	20.6	1.3
including	365.70	385.70	20.00	1.19	25.6	1.7
including	396.50	402.50	6.00	1.43	16.0	1.8
including	408.30	423.40	15.10	1.48	37.6	2.2
including	414.30	416.10	1.80	4.90	175.5	8.4
TU-12-205	81.00	132.00	51.00	0.51	6.0	0.6
including	101.50	106.00	4.50	3.41	6.1	3.5
TU-12-205	254.50	293.50	39.00	0.61	88.8	2.4
including	255.50	281.20	25.70	0.86	127.8	3.4
including	256.00	272.40	16.40	1.08	164.8	4.4
including	256.00	265.00	9.00	1.57	244.5	6.5
TU-12-205	312.00	319.00	7.00	0.19	207.2	4.3
TU-13-265	488.40	531.80	43.40	0.50	9.2	0.7
including	500.60	507.20	6.60	2.15	11.6	2.4
including	504.20	507.20	3.00	3.36	17.1	3.7
TU-13-265	539.00	545.00	6.00	0.07	22.2	0.5
TU-13-265	550.30	558.00	7.70	0.07	28.1	0.6
TU-13-268	41.30	56.25	14.95	0.05	11.5	0.3
TU-13-268	61.25	120.50	59.25	0.11	41.1	0.9
including	74.90	79.75	4.85	0.25	126.9	2.8
including	103.00	106.00	3.00	0.23	81.2	1.9
TU-13-268	133.00	138.00	5.00	0.03	22.3	0.5
TU-13-268	151.50	208.00	56.50	0.36	42.0	1.2
including	166.00	178.50	12.50	0.56	91.4	2.4
including	166.00	167.50	1.50	0.74	223.7	5.2
including	192.00	199.50	7.50	0.75	51.6	1.8
TU-13-268	222.75	239.00	16.25	0.08	14.6	0.4
TU-13-272	48.00	138.50	90.50	0.20	31.4	0.8
including	66.05	70.20	4.15	0.44	49.5	1.4
including	77.50	84.80	7.30	0.29	71.1	1.7
including	112.75	119.75	7.00	0.43	40.1	1.2
including	129.00	138.50	9.50	0.41	114.0	2.7
TU-13-272	146.00	161.00	15.00	0.22	47.1	1.2
including	147.00	148.50	1.50	0.65	252.7	5.7
TU-13-272	187.00	193.50	6.50	0.11	11.5	0.3
TU-13-272	220.00	231.00	11.00	0.14	9.5	0.3
TU-13-275	68.50	84.00	15.50	0.15	10.6	0.4
TU-13-275	105.00	112.00	7.00	0.11	15.8	0.4
TU-13-275	120.00	134.50	14.50	0.18	6.2	0.3
TU-13-275	149.00	227.00	78.00	0.39	23.8	0.9
including	164.50	193.50	29.00	0.43	43.3	1.3
TU-13-275	254.00	258.00	4.00	0.01	13.5	0.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - NE Extension
2400m
2200m
2000m
CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION (CHEMALACO ZONE)
TU-13-265
TU-12-199
TU-12-194
TU-12-190
TU-12-205
TU-13-268
TU-13-272
TU-13-275
TU-13-255
TU-11-024
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
* Denotes intervals less than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 50050N
Looking NW (+/- 25m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-170	78.00	114.20	36.20	0.30	11.8	0.5
TU-12-170	249.00	271.00	22.00	0.17	31.0	0.8
including	256.50	258.50	2.00	0.47	83.1	2.1
including	264.50	268.00	3.50	0.37	64.8	1.7
TU-12-170	278.50	291.00	12.50	0.21	70.3	1.6
including	282.00	290.00	8.00	0.30	101.4	2.3
TU-12-170	315.00	324.50	9.50	0.23	10.3	0.4
TU-12-170	331.00	346.00	15.00	0.09	9.8	0.3
TU-12-170	352.50	357.00	4.50	0.42	17.4	0.8
TU-12-170	367.00	382.00	15.00	0.15	16.9	0.5
TU-12-174	69.00	119.00	50.00	0.20	11.0	0.4
TU-12-174	268.20	368.00	99.80	1.10	33.2	1.8
including	292.00	317.80	25.80	1.70	44.5	2.6
including	296.50	299.00	2.50	9.26	96.4	11.2
including	345.50	352.40	6.90	0.16	91.4	2.0
including	359.60	363.20	3.60	0.06	130.4	2.7
TU-12-178	60.50	86.50	26.00	0.39	7.1	0.5
TU-12-178	102.50	134.20	31.70	0.15	5.8	0.3
TU-12-178	307.00	361.50	54.50	0.54	9.0	0.7
including	322.00	345.80	23.80	1.01	10.8	1.2
TU-12-180	81.00	122.00	41.00	0.08	8.5	0.2
TU-12-180	318.00	394.00	76.00	0.64	16.5	1.0
including	333.50	338.50	5.00	0.35	56.5	1.5
including	354.00	364.00	10.00	2.16	31.5	2.8
including	375.00	380.50	5.50	1.83	20.4	2.2
TU-13-276	120.50	128.50	8.00	0.07	8.1	0.2
TU-13-276	155.50	200.70	45.20	0.23	17.0	0.6
including	172.25	175.25	3.00	0.76	43.4	1.6
including	191.50	194.75	3.25	0.26	81.9	1.9
TU-13-279	98.00	107.00	9.00	0.08	11.6	0.3
TU-13-279	122.50	145.50	23.00	0.30	15.2	0.6
TU-13-279	161.00	191.41	30.41	0.73	33.1	1.4
including	170.70	185.32	14.62	1.15	54.9	2.2
including	172.10	174.00	1.90	2.33	268.2	7.7
TU-13-282	120.00	134.00	14.00	0.43	7.3	0.6
including	127.30	130.00	2.70	1.21	7.5	1.4
TU-13-282	141.00	200.00	59.00	0.23	19.9	0.6
including	160.00	164.30	4.30	0.44	97.2	2.4
including	195.00	198.00	3.00	0.91	17.2	1.2
TU-13-284	90.70	100.00	9.30	0.03	21.7	0.5
TU-13-284	106.00	113.50	7.50	0.07	14.0	0.3
TU-13-284	140.00	152.45	12.45	0.25	24.9	0.7
including	149.50	151.00	1.50	0.21	104.3	2.3
TU-13-284	160.00	174.50	14.50	0.07	9.8	0.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - NE-Extension
CLAY ALTERED ASH
2400m
2200m
MINERALIZED ASH LAYER
NORTHEAST EXTENSION (CHEMALACO ZONE)
TU-13-282
TU-12-184
TU-12-231
TU-11-093
TU-11-090
TU-13-284
TU-13-258
TU-13-276
TU-13-279
TU-12-170
TU-12-174
TU-12-178
TU-12-180
TU-12-106
TU-12-103
TU-12-109
Intervals Greater than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 50100N
Looking NW (+/- 25m)
0m
150m